Filed Pursuant to Rule 424(b)(3)
Registration No. 333-279847

HINES GLOBAL INCOME TRUST, INC.
SUPPLEMENT NO. 6, DATED JUNE 13, 2025
TO THE PROSPECTUS, DATED FEBRUARY 4, 2025

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Hines Global Income Trust, Inc., dated February 4, 2025 (the “Prospectus”), as supplemented by Supplement No. 1, dated February 13, 2025, Supplement No. 2, dated March 17, 2025, Supplement No. 3, dated April 4, 2025, Supplement No. 4, dated April 16, 2025 and Supplement No. 5, dated May 15, 2025. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.to provide an update on the status of our current public offering;

B.to update the offering price and transaction price for each class of our common stock for subscriptions to be accepted as of July 1, 2025;

C.to disclose the calculation of our May 31, 2025 NAV per share, as determined in accordance with our valuation procedures, for each of our share classes;

D.to provide an update regarding distributions declared;

E.to update disclosure in the "Experts" section of the Prospectus; and

F.to update disclosure in the “Suitability Standards” section of the Prospectus.

A.Status of Our Offering

We launched this offering on February 4, 2025. As of June 13, 2025, we have received gross proceeds of approximately $166.2 million from the sale of 16.9 million shares of our common stock through our current public offering, including proceeds from our distribution reinvestment plan. As of June 13, 2025, approximately $1,860.3 million of our common shares remained available for sale pursuant to our current public offering in any combination of Class T Shares, Class S Shares, Class D Shares, and Class I Shares, exclusive of approximately $473.6 million of shares available under our distribution reinvestment plan. This is our fourth public offering, and as of June 13, 2025, we have received aggregate gross proceeds of approximately $3.8 billion from the sale of shares of our common stock through our public offerings, including proceeds from our distribution reinvestment plan.

B.July 1, 2025 Offering Price and Transaction Price

The transaction price for each share class of our common stock for subscriptions to be accepted as of July 1, 2025 (and repurchases as of June 30, 2025) is as follows:

	Offering Price(1)	Transaction Price(1)
	(per share)	(per share)
Class T	$10.17	$9.81
Class S	$10.17	$9.81
Class D	$9.81	$9.81
Class I	$9.81	$9.81
(1)Prices presented are rounded to the nearest cent. Actual transactions are based on prices rounded to four decimals.

The transaction price for each of our share classes is equal to such class’s NAV per share as of May 31, 2025. The NAV per share as of May 31, 2025 is the same for each of our share classes. A calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

C.May 31, 2025 NAV Per Share

Our board of directors has appointed a valuation committee comprised of independent directors, which we refer to herein as the valuation committee, to be responsible for the oversight of the valuation process. The valuation committee has adopted a valuation policy, as approved by our board of directors, and as amended from time to time, that contains a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at hinesglobalincometrust.com and is also available on our toll-free information line at (888) 220-6121. Please see "Valuation Policy and Procedures" in our Prospectus for a more detailed description of our valuation procedures, including important disclosure regarding interim real property valuations provided by our Advisor and reviewed by Altus Group U.S. Inc., or Altus, the independent valuation advisor we have engaged to prepare appraisal reviews and carry out a review of the calculation of the NAV for the Company. All parties engaged by us in the calculation of our NAV, including our Advisor, are subject to the oversight of our valuation committee. Generally, all of our real properties are appraised once each calendar year by third party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by Altus. Altus reviewed the calculation of the new NAV per share of our common stock as of May 31, 2025, as set forth, and concurred with the calculation of the new NAV per share.

The table below sets forth the calculation of our NAV per share of each class of shares of our common stock as of May 31, 2025 and April 30, 2025 (the NAV per share is the same for each class of shares of our common stock):

	May 31, 2025		April 30, 2025
	Gross Amount	Per Share	Gross Amount	Per Share
	(in thousands)		(in thousands)
Real estate investments	$4,904,703	$17.59	$4,582,006	$16.52
Other assets	566,628	2.03	578,189	2.09
Debt and other liabilities	(2,735,394)	(9.81)	(2,439,646)	(8.80)
NAV	$2,735,937	$9.81	$2,720,549	$9.81
Shares outstanding	278,917		277,280

Our consolidated balance sheet as of May 31, 2025 includes a liability of $50.2 million related to distribution and stockholder servicing fees payable to the Dealer Manager in future periods with respect to shares of its common stock. The NAV per share as of May 31, 2025 does not include any liability for distribution and stockholder servicing fees that may become payable after May 31, 2025, since these fees may not ultimately be paid in certain circumstances, including if Hines Global was liquidated or if there was a listing of our common stock.

As of May 31, 2025, we owned interests in 48 real properties that were 96% leased and consisted of 23.0 million square feet of leasable space, based on information as of March 31, 2025, but reflecting the acquisitions of Georgia International Trade Center, Upton Crossing and I-85 Logistics Center in May 2025. Our portfolio was 32% levered based on the valuations of our real properties as of May 31, 2025.

The valuations of our real properties as of May 31, 2025 were reviewed by Altus in accordance with our valuation procedures. Certain key assumptions that were used in the discounted cash flow analysis, which were determined by our Advisor and reviewed by Altus, are set forth in the following table based on weighted-averages by property type. However, the table below excludes assumptions related to any properties that were acquired in the past 12 months and are being carried at their purchase price. In accordance with our valuation policy, the acquisition cost of these properties may serve as their value for a period of up to one year following their acquisition.

	Office	Industrial	Retail	Residential/Living	Other	Weighted-Average Basis
Exit Capitalization rate	6.93%	5.58%	6.23%	5.44%	6.52%	5.89%
Discount rate / internal rate of return (“IRR”)	8.13%	7.24%	7.10%	6.90%	7.87%	7.32%
Average holding period (years)	10.0	9.6	10.0	10.0	10.0	9.9

A change in the rates used would impact the calculation of the value of our real properties. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties:

Input	Hypothetical Change	Office	Industrial	Retail	Residential/Living	Other	Weighted-Average Values
Exit Capitalization rate (weighted-average)	0.25% decrease	2.50%	3.67%	2.48%	2.91%	2.36%	3.02%
	0.25% increase	(2.13)%	(3.24)%	(2.28)%	(2.75)%	(2.18)%	(2.73)%
Discount rate (weighted-average)	0.25% decrease	1.93%	2.05%	1.86%	1.91%	1.82%	1.95%
	0.25% increase	(1.89)%	(1.61)%	(1.82)%	(1.86)%	(1.78)%	(1.76)%

D.Distributions Declared

With the authorization of our board of directors, we declared monthly distributions for the month of June 2025 for each class of our common stock at the following rates (as rounded to the nearest three decimal places):

June 2025	Gross Distribution	Distribution and Stockholder Servicing Fee	Net Distribution
Class T Shares	$0.052	$0.008	$0.044
Class S Shares	$0.052	$0.007	$0.045
Class D Shares	$0.052	$0.002	$0.050
Class I Shares	$0.052	$—	$0.052
Class AX / JX Shares	$0.052	$—	$0.052

The net distributions for each class of shares of our common stock (which represents the gross distributions less the distribution and stockholder servicing fee for each applicable class of shares of common stock) will be payable to stockholders of record as of the last business day of June 2025, and will be paid on the first business day of July 2025. These distributions will be paid in cash or reinvested in shares of our common stock for stockholders participating in our distribution reinvestment plan. Distributions reinvested pursuant to our distribution reinvestment plan will be reinvested in shares of the same class of shares as the shares on which the distributions are being made. Some or all of the cash distributions may be paid from sources other than cash flows from operations.

E.Update to Experts

The following updates the “Experts” disclosure on page 182 of the Prospectus:
The statements included in this Supplement under Section C, “May 31, 2025 NAV Per Share,” relating to the role of Altus as the independent valuation advisor, have been reviewed by Altus and are included in this Supplement given the authority of Altus as an expert in real estate valuations. Altus Group does not admit that it is in the category of persons whose consent is required under Section 7 of the Securities Act.

F.Update to Suitability Standards

The following supersedes and replaces the description of the state-specific suitability standards applicable to investors in New Mexico in the “Suitability Standards” section on page v of the Prospectus:

In addition to the general suitability standards listed above, a New Mexico investor’s investment in us, our affiliates and in any other public, non-traded REITs may not exceed ten percent (10%) of the investor’s liquid net worth. An investment by a New Mexico investor that is an accredited investor as defined in Rule 501(a) of Regulation D under the Securities Act is not subject to the foregoing concentration limit.

The following supersedes and replaces the description of the state-specific suitability standards applicable to investors in Oregon in the “Suitability Standards” section on page v of the Prospectus:

In addition to general suitability standards, non-accredited Oregon investors may not invest more than 10% of their liquid net worth in us. For purposes of Oregon’s suitability standard, “liquid net worth” is defined as an investor’s total assets (excluding home, home furnishings, and automobiles) minus total liabilities. Oregon investors who meet the definition of “accredited investor” as defined in Regulation D under the Securities Act of 1933, as amended, are not subject to the limitation described in this paragraph.